                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 19)*

                                    TRW INC.
                         --------------------------------
                                (Name of Issuer)

                                TRW Common Stock
               -----------------------------------------------------
                         (Title of Class of Securities)

                                   872649-10-8
               -----------------------------------------------------
                                 (CUSIP Number)

     Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

                                Page 1 of 6 Pages

                                                                     Page 2 of 6
CUSIP No. 872649-10-8
          -----------


(1)           Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
              Above Persons

              The TRW Employee Stock Ownership and Stock Savings Plan (the "Plan")
              I.R.S. No. 13-6260058

(2)           Check the Appropriate Box if a Member of a Group*

              (a) [___]
              (b) [___]

(3)           SEC USE ONLY

(4)           Citizenship or Place of Organization

              The Plan was established by TRW Inc., an Ohio corporation, for the benefit of its employees and employees of certain of its subsidiaries.  Both U.S. and non-U.S. citizens may participate in the
              Plan.

(5)           Sole Voting Power                             0
                                                   ----------

(6)           Shared Voting Power                   20,958,676  (See footnote (2) to Item 4.)
                                                   -----------

(7)           Sole Dispositive Power                        0
                                                   ----------

(8)           Shared Dispositive Power       20,958,676  (See footnote (3) to Item 4.)
                                            -----------

(9)           Aggregate Amount Beneficially Owned by Each Reporting Person                      20,958,676
                                                                                               -----------

(10)          Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ____

(11)          Percent of Class Represented by Amount in Row (9)          16.6%
                                                                --------------

(12)          Type of Reporting Person              EP
                                               ----------

Item 1(a).        Name of Issuer:
----------        ---------------

                  TRW Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
----------        ------------------------------------------------

                  1900 Richmond Road
                  Cleveland, Ohio 44124

Item 2(a).        Name of Person Filing:
----------        ----------------------

                  The TRW Employee Stock Ownership and Stock Savings Plan

Item 2(b).        Address of Principal Business Office:
----------        -------------------------------------

                  1900 Richmond Road
                  Cleveland, Ohio 44124

Item 2(c).        Citizenship:
----------        ------------

                  The Plan was established by TRW Inc., an Ohio corporation, for the benefit of its employees and employees of certain of its subsidiaries. Both U.S. and non-U.S. citizens may participate in the Plan.

Item 2(d).        Title of Class of Securities:
----------        -----------------------------

                  TRW Common Stock, $0.625 par value (hereinafter referred to as "TRW Common")

Item 2(e).        CUSIP Number:
----------        -------------

                  872649-10-8

Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or
-------           13d-2(b), check whether the person filing is a:


                  (a)   [ ]    Broker or Dealer registered under Section 15 of
                               the Act

                  (b)   [ ]    Bank as defined in section 3(a)(6) of the Act

                  (c)   [ ]    Insurance Company as defined in section 3(a)(19)
                               of the Act

                  (d)   [ ]    Investment Company registered under section 8 of
                               the Investment Company Act

                  (e)   [ ]    Investment Adviser registered under section 203
                               of the Investment Advisers Act of 1940

                  (f)   [X]    Employee Benefit Plan, Pension Fund which is
                               subject to the provisions of the Employee
                               Retirement Income Security Act of 1974
                               or Endowment Fund; see section
                               240.13d-1(b)(1)(ii)(F)

                  (g)   [ ]    Parent Holding Company, in accordance with
                               section 240.13d-1(b)(ii)(G)
                               (Note:  See Item 7)

                  (h)   [ ]    Group, in accordance with section
                               240.13d-1(b)(1)(ii) (H)

Item 4.  Ownership:
-------------------

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                  (a)      Amount Beneficially Owned:

                           20,958,676(1) as of December 31, 1996

                  (b)      Percent of Class:

                           16.6% as of December 31, 1996

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:  0
                           (ii)     shared power to vote or to direct the vote:
                                    20,958,676(2)
                           (iii)    sole power to dispose or to direct the
                                    disposition of:   0
                           (iv) shared power to dispose or to direct the disposition of: 20,958,676(3)

----------------------

(1) On October 23, 1996, the Board of Directors of TRW Inc. declared a two-for-one stock split of TRW Common effected in the form of a 100 percent stock dividend. Consequently, as of the December 9, 1996, distribution date, shares of TRW Common held by the Plan doubled; however, the percent of class owned by the Plan remained unchanged.

(2) Pursuant to the Plan, before each annual or special meeting of the shareholders of TRW Inc., each Plan participant with an account balance in the TRW Stock Fund (an investment fund within the Plan consisting solely of TRW Common) is sent a copy of the proxy solicitation material. In addition, each participant is sent forms for advising the three individual co-trustees for the TRW Stock Fund (the "Co-Trustees") how to vote the shares of TRW Common held for the participant's account. Upon receipt of instructions from each Plan participant, the Co-Trustees vote the shares as instructed. The Co-Trustees have the right to vote, at their discretion, the shares of TRW Common for which no voting instructions are received from participants.

(3) Pursuant to the Plan, participants may make contributions to one or more of five investment funds, including the TRW Stock Fund. Company contributions to the Plan are made exclusively to the TRW Stock Fund. A participant who is a former employee may elect a distribution of the value of his or her account in the Plan, including that portion of his or her account in the TRW Stock Fund. Distributions from the TRW Stock Fund are currently paid in whole shares. Twice per month a participant may elect to transfer funds from one investment fund under the Plan to another fund. Such elections might have the effect of requiring the Plan to dispose of shares and to use the proceeds therefrom to fund such transfer. In the case of a tender offer for TRW Common, subject to certain restrictions, the Co-Trustees will tender or not tender the shares held for participants' accounts in accordance with directions received from participants.

Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

                  The Plan is a combined profit-sharing and employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code. That part of the Plan comprised of a fund in which Company contributions are invested in TRW Common is an employee stock ownership plan ("ESOP"), while the remaining funds form a profit-sharing plan. All shares of TRW Common held by the Plan are held for the benefit of participants. Dividends paid in respect of shares held by the Plan are credited to the account of the participants except that dividends paid to the Plan on shares of TRW Common held by the ESOP are either paid at the end of each year in cash to Plan participants or, at the Company's discretion, used to repay any ESOP Loan (in which case participants' accounts will be credited with an equivalent amount of TRW Common).


Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------------------------------------------------------------------------------
                  Security Being Reported on By the Parent Holding Company:
                  ---------------------------------------------------------

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group:
-------------------------------------------------------------------

                  Not applicable.

Item 9.  Notice of Dissolution of Group:
----------------------------------------

                  Not applicable.

Item 10. Certification:
-----------------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   Signatures
                                   ----------


After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 3, 1997              THE TRW EMPLOYEE
                                       STOCK OWNERSHIP AND STOCK
                                       SAVINGS PLAN

                                       By:  Board of Administration



                                       By:     /s/ John E. Lanz, Jr.
                                          --------------------------------------
                                                   John E. Lanz, Jr.
                                                  Member - Board of
                                                   Administration